UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of April 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Media release dated 3 April 2023 entitled ‘Rio Tinto starts BlueSmelting demonstration plant to validate decarbonisation technology’
99.2Media release dated 3 April 2023 entitled ‘Rio Tinto releases details of $10.8 billion of taxes and royalties paid in 2022’
99.3Stock Exchange announcement dated 3 April 2023 entitled ‘Total voting rights and issued capital’
99.4Stock Exchange announcement dated 4 April 2023 entitled ‘Rio Tinto to support ERA’s entitlement offer to raise funds for Ranger rehabilitation’
99.5Media Release dated 5 April 2023 entitled ‘Rio Tinto engages with investor and civil society organisations on enhanced advocacy approach’
99.6Stock Exchange announcement dated 6 April 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.7Stock Exchange announcement dated 14 April 2023 entitled ‘Notice of dividend currency exchange rates – 2022 final dividend’
99.8Stock Exchange announcement dated 14 April 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.9Stock Exchange announcement dated 18 April 2023 entitled ‘Notification of cessation of +securities’
99.10Stock Exchange announcement dated 18 April 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.11Stock Exchange announcement dated 18 April 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.12Stock Exchange announcement dated 20 April 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.13Stock Exchange announcement dated 24 April 2023 entitled ‘Notification of dividend / distribution’
99.14Stock Exchange announcement dated 24 April 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.15Stock Exchange announcement dated 25 April 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.16Stock Exchange announcement dated 25 April 2023 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.17Stock Exchange announcement dated 26 April 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.18Stock Exchange announcement dated 27 April 2023 entitled ‘Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP)’
99.19Stock Exchange announcement dated 28 April 2023 entitled ‘Block Listing Six Monthly Return’
99.20Media release dated 28 April 2023 entitled ‘Rio Tinto acquires high-grade scandium project in Australia’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 May 2023	Date	1 May 2023